Exhibit 99.1

First Participant Enrolled in Second Cohort of BiondVax’s Pivotal, Clinical Efficacy, Phase 3 Universal Flu Vaccine Trial

Jerusalem, Israel – July 8, 2019 –

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) announced today that the first participants in the second cohort of the pivotal, clinical efficacy, Phase 3 trial of the M-001 universal flu vaccine candidate have been successfully enrolled.

Influenza viruses mutate frequently and unpredictably, and the strains that dominate often vary in time and place. For example, according to the CDC, the first part of the 2018/19 flu season was dominated by H1 strains throughout most of the continental USA, while the south-east USA was dominated by an H3 strain. In the latter part of the flu season, a drifted H3 strain that was not included in the season’s flu vaccine circulated across the country1, resulting in overall flu vaccine effectiveness of only about 29%.2 Meanwhile, Australia’s 2019 flu season has started about three months earlier than usual.3

BiondVax’s M-001 universal flu vaccine candidate is designed to improve upon currently marketed strain-specific vaccines in several ways. Designed as a common denominator to influenza viruses, results from six completed clinical trials indicate M-001 induces an immune response to a broad range of influenza strains. As well, M-001’s single formulation enables year-round production, vaccination, and stockpiling.

Dr. Tamar Ben-Yedidia, BiondVax’s Chief Science Officer, commented, “Different flu strains circulate with varying frequency across seasons and countries. The Phase 3 trial of our universal flu vaccine is being conducted for two flu seasons over a broad geographic area, and vaccination began this year in July, well before the usual onset of flu season. The current study aims to demonstrate how well M-001 protects the participants against flu illness when they are exposed to any circulating flu strain.”

The placebo-controlled, pivotal, clinical efficacy, Phase 3 trial will assess safety and effectiveness of the M-001 vaccine alone in reducing flu illness and severity in approximately 12,000 adults aged 50 years and older, with at least half aged 65 and older. 4,094 people were enrolled in the trial’s first cohort prior to the 2018/19 flu season, and upon review of the safety profile the Data Safety Monitoring Board (DSMB) allowed the company to proceed with the trial’s second cohort. About 8,000 participants are being enrolled in the trial’s second cohort (2019/20 flu season) in 85 sites in seven countries in eastern Europe. Results are expected by the end of 2020.

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. Please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of the new manufacturing facility; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC. We undertake no obligation to revise or update any forward-looking statement for any reason.

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1 https://www.cdc.gov/mmwr/volumes/68/wr/mm6824a3.htm

2 https://www.nytimes.com/aponline/2019/06/27/health/ap-us-med-flu-vaccine.html

3 https://www.health.gov.au/internet/main/publishing.nsf/Content/cda-surveil-ozflu-flucurr.htm